Exhibit 99.1

Cheetah Mobile Appoints New Chief Financial Officer

Beijing, China, April 10, 2017 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform, today announced the appointment of Mr. Zhenyu (Vincent) Jiang as chief financial officer of the Company, effective immediately.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “We are thrilled to welcome Vincent Jiang to our senior management team at Cheetah Mobile. Vincent has more than ten years of experience in financial management, corporate finance, mergers and acquisitions, and regulatory compliance. He has worked in China’s TMT sector for years and has a proven track record of leading finance functions. We look forward to drawing upon Vincent’s vast strategic and financial expertise as we remain focused on connecting our over 600 million global mobile MAUs with more personalized and richer content by capitalizing on the emerging artificial intelligence technologies.”

Mr. Vincent Jiang, Cheetah Mobile’s Chief Financial Officer, commented, “I am honored to be appointed as the chief financial officer of Cheetah Mobile, one of the fastest-growing mobile companies in the world. I look forward to working closely with Sheng Fu and the team as we continue to execute our mobile content strategy to drive future growth.”

Mr. Vincent Jiang joins Cheetah Mobile from a start-up tech company, where he served as the founder and chief executive officer. From 2014 to 2015, Mr. Jiang served as the chief financial officer of 9F Inc., a leading internet finance company. From 2007 to 2014, Mr. Jiang was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang has been a CFA charterholder since 2013. He received his juris doctor degree from Cornell Law School in 2008, his master’s degree in mechanical engineering from the Pennsylvania State University in 1999, and his master’s and bachelor’s degrees in automotive engineering from the Tsinghua University in 1998 and 1995, respectively.

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. It aims to provide leading apps for mobile users worldwide and connect users with personalized content on the mobile platform.

Cheetah Mobile’s products, including its popular mission-critical applications Clean Master, CM Security and Battery Doctor, help make users’ mobile internet experience smarter, speedier, and safer. The Company has attracted 623 million global mobile MAUs as of December 2016, of which approximately 81% were located outside of China. Leveraging the success of its mission-critical applications, Cheetah Mobile has launched its line of mobile content-driven applications, including News Republic and Live.me.

Cheetah Mobile provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels, which are capable of delivering targeted content to hundreds of millions of users.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: IR@cmcm.com

ICR, Inc.

Jessie Fan

Tel: +1 (646) 417-5395

Email: IR@cmcm.com